1888 Century Park East Los Angeles, California 90067-1725

May 20, 2009

VIA EDGAR AND FACSIMILE

Ms. Mellissa Campbell Duru,

Securities and Exchange Commission,

                                100 F Street, N.E.,

                                                Washington, D.C. 20549.

Re:                             Amylin Pharmaceuticals, Inc.
Soliciting Materials on Schedule 14A filed May 5, May 8, May 11, and
May 11, 2009 (collectively, the “Soliciting Materials”)
File No. 000-19700

Dear Ms. Duru:

On behalf of our client, Amylin Pharmaceuticals, Inc. (the “Company” or “Amylin”), we provide below the Company’s responses to your letter, dated May 15, 2009 (the “Comment Letter”) relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Soliciting Materials.  Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it.  Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 20, 2009.  For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

In some of our responses, we have agreed to change or supplement disclosures in our future filings.  We are doing that in the spirit of cooperation with the Staff, and not because we believe our prior filings are materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We also have indicated in certain of our responses that we believe no change in disclosure is appropriate, and have explained why.  We understand that the Staff’s comments, even where a disclosure change is requested or suggested, are based on the Staff’s understanding of information available to it, which may be less than the

Securities and Exchange Commission

information available to us.  Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information we provide.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•                  Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Soliciting Materials Filed May 5, May 8, May 11, and May 11, 2009

1.               Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.

•                  statements in soliciting materials filed on May 5, 2009 in which you disclose the Icahn and Eastbourne slates “do not have relevant expertise to drive value creation for shareholders” (emphasis added); and,

•                  bullet points under the heading “debunking Icahn’s assertions” in the materials filed on May 11, 2009.

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response:  On page 22 of Amylin’s presentation filed as soliciting materials on May 5, 2009 (the “May 5 Presentation”), Amylin made the statement that it has the “Directors with relevant operational, regulatory and diabetes experience” and, in contrast, “Icahn and Eastbourne Slates…Do not have relevant expertise to drive value creation for shareholders”.  Amylin is at a critical juncture as it recently submitted the New Drug Application (“NDA”) for exenatide once weekly and has been preparing for the

Securities and Exchange Commission

commercialization of exenatide once weekly.  Therefore, Amylin has proposed nominees who (i) can assist and guide management through the complicated FDA approval process, (ii) understand the intricate diabetes market, which is unlike cancer or most other drugs or therapies, and (iii) can help ensure a successful commercial launch of exenatide once weekly, all to maximize value for shareholders.  In Amylin’s opinion, Icahn and Eastbourne’s nominees do not have that relevant experience.  Support for this opinion appears on page 20 of the May 5 Presentation which shows those nominees’ qualifications based on the biographical information included in Icahn and Eastbourne’s proxy statements and other information known to Amylin.

To take the operational, regulatory and diabetes categories in turn:  the dissidents’ nominees have no sales and marketing experience; they have no FDA experience (the check mark for Dr. Deuel is for R&D experience; and we believe Ms. Behrens may have some industry diabetes experience due to her directorship at Protein Design Labs, Inc. from 1986 to 1992.  Dr. Denner and Mr. Sherwood are both investment professionals, with Mr. Sherwood having limited pharmaceutical and biotechnology background other than leading Eastbourne’s investment in Amylin.  Dr. Deuel’s primary experience consists of his academic positions in unrelated medical fields, and his only service on a public board resulted from an Icahn-nominated slate.  Mr. Fleischman’s executive experience in the healthcare industry was at Digene, a diagnostics company that is vastly different from Amylin, a therapeutic company, with an entirely different regulatory path, a different customer/end-user and no product overlap of relevance.  Amylin believes that Mr. Fleischman resigned from his positions at Digene because he was not selected as the company’s Chief Executive Officer.  At the time of Mr. Fleischman’s resignation, Digene’s board of directors was conducting a search for a new Chief Executive Officer, which concluded with the announcement of another individual several months after Digene announced Fleischman’s resignation.  Based on the information known to Amylin, we believe the statement that Icahn and Eastbourne’s nominees do not have relevant expertise to drive value creation for our shareholders is supported.

The support for the statements appearing under the heading “Debunking Icahn’s Assertions” on page 3 of Amylin’s presentation filed as soliciting materials on May 11, 2008 (the “May 11 Presentation”) appears below following the applicable statements.

“Critical that investors understand what actually happens when Icahn gains representation on biotechnology Boards

– Operational disappointments

– Lagging share price performance

– Focus on sale”

Amylin identified two biotechnology companies for which Icahn obtained board representation since 2000:  ImClone Systems and Adventrx Pharmaceuticals.  Page 21 of the May 5 Presentation shows the share price performance of these companies, as well as other non-biotechnology companies in which Icahn has board representation since 2000, based on publicly available information cited in the footnotes on that page.  The analysis

Securities and Exchange Commission

shows Adventrx had a share price loss of 94% from the day Icahn obtained board representation to April 27, 2009.  ImClone had a share price increase of 126%; however, the increase was disproportionate due to the acquisition premium in the ending share price, which is the sales price offered by Eli Lilly.  In addition, pages 5 and 6 of the May 11 Presentation provide support for “[o]perational disappointments” and “[l]agging share price performance” by ImClone and page 7 of the May 11 Presentation provides support for the same with respect to Adventrx.  The analyses appearing on these pages are based on publicly available information cited in the footnotes.  Finally, it was widely known that Icahn was focused on a sale of ImClone.

“Prior to the sale of the company, ImClone was not the success story that Icahn claims”

The support for this statement appears on pages 5 and 6 of the May 11 Presentation.

“Icahn and Eastbourne nominees lack the expertise needed to launch a game-changing diabetes therapy

– Amylin’s slate delivers the operational excellence critical to commercializing exenatide once weekly and maximizing shareholder value”

Please see Amylin’s response above.

2.               You assert throughout your soliciting materials that the nominees proposed by Mr. Icahn and Eastbourne have offered no alternative plan for Amylin beyond the push for a premature sale and are advancing a “sell now” agenda.  Please refer to the soliciting materials filed by Icahn on April 21, 2009 and Eastbourne on April 24, 2009 challenging the company’s statements in that regard.  Given the Icahn and Eastbourne statements, it is not apparent that there is sufficient basis for continued company assertions regarding the immediate sale agenda of the Icahn and Eastbourne parties.  In future filings, please refrain from making such statements or in the alternative provide support for your statements.

Response:  Despite Icahn and Eastbourne’s public statements, Amylin believes that their agenda is a premature sale of Amylin.  Amylin’s belief is supported by the following:

•                  statements by Eastbourne in its letters to investors referring to a sale of Amylin (see pages 1-2 of Eastbourne’s letter to investors dated September 5, 2008 and page 3 of Eastbourne’s letter to investors dated November 5, 2008, copies of which are attached hereto as Appendix A);

•                  statement by Eastbourne in its Schedule 13D filing that it believes Amylin’s stock is substantially undervalued and is exploring ideas to enhance stockholder value; Eastbourne disclosed that, in that connection, it intends to have discussions with management, other stockholders and third parties

Securities and Exchange Commission

regarding actions to enhance stockholder value, including a possible acquisition by a third party (see Amendment No. 1 to Schedule 13D filed by Eastbourne on November 3, 2008);

•                  a conversation between Ms. Behrens, an Eastbourne nominee, and Amylin director Karin Eastham in which they discussed the topic of a potential sale of the Company and Ms Behrens expressed an interest and willingness to sell Amylin at a price of $20 per share (see Ms. Eastham’s letter to Ms. Behrens filed as soliciting materials on May 14, 2009);

•                  a statement by Carl Icahn in a telephone call with Amylin directors James Wilson and Joseph Cook in April 2009 that he intends to leverage his relationship with Amylin’s partner Lilly to promptly attempt to sell Amylin to Lilly (see Mr. Wilson’s letter to Mr. Icahn filed as soliciting materials on April 20, 2009); while Mr. Icahn publicly denies having made this statement, Amylin stands by its assertion;

•                  the qualifications of Icahn and Eastbourne’s nominees, which are predominantly in the financial and capital markets area and lacking in the operational, regulatory and diabetes areas;

•                  the absence of specific agenda items that would support an independent model, including criticism of existing management without offering an alternative vision; and

•                  their unwillingness to accept representation offered prior to commencement of the proxy contest and insistence on substantial change.

We believe that each of Icahn and Eastbourne have disavowed claims they favor a sale agenda and have emphasized a minority slate agenda because they believe Amylin’s stockholders would support additional viewpoints but would be far less likely to support a sale agenda or a change in a  majority of the directors. Their attacks on the change in control provisions in our debt agreements and our rights plan, as well as the standstill with Lilly, all are consistent with our view of their true agenda and inconsistent in the case of Icahn with his stated positions on sale. In the case of Eastbourne, we believe the letters to their investors and their November 3, 2008 Schedule 13D filing are unambiguous as to their intention with respect to Amylin and inconsistent with their more recent public presentations and filings. If they have changed their mind, they should say so to their own investors. We will, however, make clear in future filings that it is Amylin’s opinion that Icahn and Eastbourne have a sale agenda.

3.               We note reference to data comparing the financial performance of companies during periods in which Icahn representatives joined various boards through April 27, 2009.  Given the significance of market volatility during the last year, in future filings, please provide disclosure regarding material market

Securities and Exchange Commission

developments and crisis that could also have contributed to the overall decline in performance of the various companies listed.  In addition, provide context to the disclosure presented and disclose whether Icahn representatives were a minority or majority of the Board of the companies cited.  This comment also applies to the data presented on Adventrx.

Response:  In future filings, Amylin will provide the requested disclosure regarding material market developments and crisis that could have contributed to the overall decline in the performance of the companies listed on page 21 of the May 5 Presentation.  In addition, Icahn’s representatives were a majority of the boards of Federal-Mogul, XO Holdings and ImClone and a minority of the boards of WCI Communities, Adventrx Pharmaceuticals, Blockbuster, BKF Capital, Motorola and Yahoo!.

4.               We note your statement that Icahn and Eastbourne have articulated no strategic vision for the company.  Please refer to the soliciting materials filed May 5, 2009 by Eastbourne, in which it lists the ways in which it will encourage the board to objectively re-assess the company’s current strategy.  Please also refer to the soliciting materials filed May 6, 2009 by Icahn, in which he argues the ways in which electing his directors could help Amylin.  In light of this disclosure, please provide support for your statement.

Response:  Amylin respectfully submits that Eastbourne’s suggestions to re-assess existing strategy is not the same as articulating a strategic vision for the company.  The latter exercise involves putting forth a new plan, more than simply reviewing the existing plan.  Similarly, Icahn’s arguments as to the ways in which his nominees could help Amylin is different from articulating a strategic vision for the company.  For example, in Icahn’s May 6, 2009 filing, he included statements such as:  “Our slate will stress management accountability and provide experienced oversight”; “Our nominees’ recent and successful experience with ImClone Systems useful to Amylin…”; “In our view, the relationship with Lilly must be improved”; “We would seek to renegotiate the partnership to better suit Amylin’s needs”; “Cost structures can be improved substantially”; “Amylin pipeline efforts could benefit from top-down review to optimize spending based on product ROI”; “Amylin strategy could benefit from input from new directors”; and “Employee morale can be improved”.  These are all suggestions or conclusory statements that do not have details as to how Icahn would attempt to achieve the goals.  The only area in which Icahn had specific suggestions is the restructuring of the Lilly partnership.  Icahn has said he would have originally structured the partnership differently and advocates a different structure but does not lay out a way to do so that would benefit both parties to the contract, which, of course, would be necessary in order to incentivize Lilly to agree to such a restructuring.  As Amylin has publicly announced, Amylin recently made various changes to its partnership with Lilly to address specific areas in preparation for the launch of exenatide once weekly.  In addition, as stated in our response to 2 above, Amylin believes that Icahn and Eastbourne’s true agenda is a premature sale of the company. Amylin will make clear in future filings that this is its belief.

Securities and Exchange Commission

*              *              *              *

If you have any questions or comments regarding the enclosed materials, please call me at (310) 712-6630.

Very truly yours,

/s/ Alison S. Ressler

Alison S. Ressler

cc:                                 Nicholas Panos
Rose Zukin
(Securities and Exchange Commission)

                                                Daniel M. Bradbury
Marcea Lloyd
(Amylin Pharmaceuticals, Inc.)

Appendix A

EASTBOURNE CAPITAL MANAGEMENT, L.L.C. August Performance - Black Bear Fund I, L.P. September 5, 2008 Cash Depending on your point of view, we are in the enviable or unenviable position of having 64% cash in the portfolio. This has been a deliberate investment decision. Over the last five months we have reduced our invested position as research played out, as research changed, as we recognized mistakes and as we tried to stop the losses. We are very happy to have sold so much and avoided a lot of problems in the market, but we have continued to lose money in Amylin Pharmaceuticals (see below). Having so much liquidity creates the opportunity to sort through the rubble of the equity markets. There are a lot of rocks worth turning over. We were probably one of the first to lose money this year. We believe that were among the first to aggressively raise cash and begin the process of clearing our heads. We hope this makes us among the first to be able to find new ideas. In fact, we wouldn’t blame anyone for not noticing, but we actually made 3 new short investments and 3 new long investments in the last two months. We added one new long idea and one short position this week. We continue to gather data, read filings, dissect balance sheets, make phone calls and form opinions to ultimately make investments. We do not confuse trading activity with productivity. We have been through similarly frustrating periods in the past. Our research process has not changed and it will continue to result in new investments in new areas that we believe will lead to much different results in the future. Open/Closed Status We have lost a lot of money this year. We have a lot of cash. When we find more productive uses for the cash, we may again accept contributions. Talking about contributions at times like these might seem a little contrived or even delusional, but a number of our largest and oldest investors have been supportive enough to want to add money. Those that went through the -21% performance drawdown in the first half of 2000 have seen this movie before and went on to benefit from some of our best years. We would like to make sure the sequel has an equally positive ending before we sell more tickets. Amylin Pharmaceuticals At the end of August, we sold 6 million shares of Amylin Pharmaceuticals and changed out filing status to “13-D.” The sale reduced our ownership to less than 15% of the company, terminating our standstill agreement and allowing us to pursue conversations with management and other shareholders on how to best realize shareholder value. We have had preliminary discussions with management and board members. We have also spoken with other large shareholders, who agree that there is substantial value in Amylin that is not being fully realized. It will take a while for the management and the board of Amylin to formulate the proper course of action, but given the longstanding and concentrated shareholder base, we do not think that it will be too contentious. We had always considered reducing the size of the position closer to year end after a number of positive catalysts had occurred, including what we believe will be the early filing of Byetta LAR’s new drug application. Our plans were accelerated by the misunderstanding created by the FDA’s recent “dear doctor” letter regarding Byetta and by Amylin’s attempt to “clarify” the misunderstanding on their subsequent conference call. The FDA has a new attitude of alerting doctors to almost all adverse drugs events — causal or otherwise. There is no evidence that Byetta causes pancreatitis and the FDA has made no such causal assertion. The data indicates that Byetta reduces a type II diabetic’s risk of pancreatitis. It was only a month ago that the New York Times wrote an article titled “Lilly Diabetes Drug Shows a Life-Extending Promise,” referring to the National Institute of Health’s ACCORD Study that showed patients on Byetta had a 75% lower chance of dying compared to patients on other diabetes drugs. This is obviously not the outcome we wanted or anticipated for our investment in Amylin. We do not believe that $21 was a good sale. On the contrary, we actually believe that it will prove to be a bad sale, as there is substantial value in Byetta, LAR, Symlin and the company’s obesity pipeline. We simply no longer believe that the company’s true value will be fully realized as an independent organization. We believe that selling to maximize our options was the best course of action from this point forward. There are events that should create value between now and year end such as monotherapy approval for Byetta and an early filing of LAR. These events alone will not fix Amylin’s core 1101 Fifth Avenue Suite 370 • San Rafael, CA 94901 Telephone (415) 448-1200 • Fax: (415) 448-1201

issues surrounding sales, marketing and communication. We have learned and relearned a lot of lessons from this investment. We will save those 6 pages for the future or when we talk with you personally. We are committed to seeing this through to the conclusion and recognizing the full value, but it is time for us to move on with the rest of the portfolio and our research focus.



1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
Cumulative Net Return
Black Bear Fund I, L.P.
S&P 500 Index
NASDAQ Index
744%
173%
138%
Annual Compound Return Black Bear S&P 500
12 Months (20.68%) (11.14%)
3 Years (2.88%) 3.66%
5 Years 7.03% 6.92%
Since Inception(10/1/95) 17.95% 8.10%
Trailing 36 month correlation to: S&P 500 Index, 39.8% NASDAQ Index, 41%
Sep-95
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Aug-08

Performance	Net	Modified Gross
August	(9.15%)	(9.15%)
Long Portfolio		(9.05%)
Short Portfolio		(0.10%)
Year to Date	(21.51%)	(21.51%)
Long Portfolio		(24.00%)
Short Portfolio		2.97%

Assets	(as of 9/1/2008)
Fund Size	$ 662 million
Total Black Bear Assets	$ 2,514 million
Total Employee Assets	$ 237 million

Liquidity Trading days to liquidate positions as % of total Black Bear assets



0%
20%
40%
60%
80%
100%
Trading Days
0 to 30 Days
17.9%
65.2%
31 to 60 Days
5.3%
61 to 90 Days
0.3%
> 90 Days
4.5%
Private
1.9%
Long Positions
Short Positions
Cash

Monthly Net Returns

	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Year to Date
Black Bear Fund I, L.P.	3.1%	0.6%	-1.2%	-1.4%	-6.3%	3.5%	-3.1%	-4.4%	7.5%	-11.0%	0.4%	-9.1%	-21.5%
S&P 500 Index	3.7%	1.6%	-4.2%	-0.7%	-6.0%	-3.2%	-0.4%	4.9%	1.3%	-8.4%	-0.8%	1.4%	-11.4%
NASDAQ Index	4.1%	5.9%	-6.8%	-0.3%	-9.9%	-4.8%	0.4%	5.9%	4.7%	-9.1%	1.5%	1.9%	-10.2%

	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Dollar Weighted Beta
Long Exposure	90%	87%	83%	82%	97%	100%	104%	94%	79%	52%	47%	31%	1.11
Short Exposure	42%	56%	69%	13%	47%	46%	23%	15%	16%	12%	8%	5%	1.13
Net Exposure	48%	31%	14%	70%	50%	54%	81%	80%	64%	40%	39%	26%	(as of 8/31/08)

Annual Net Returns / **Total Return**

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2 Years	3 Years	5 Years	Inception to Date
Black Bear Fund I, L.P.	25.3%	51.4%	-6.1%	14.5%	-0.9%	39.8%	17.0%	24.7%	0.3%	7.1%	-22.0%	-8.4%	40.4%	743.6%
S&P 500 Index	28.6%	21.0%	-9.1%	-11.9%	-22.9%	28.7%	10.9%	4.9%	15.8%	5.5%	2.3%	11.4%	39.7%	173.4%
NASDAQ Index	39.6%	85.6%	-39.2%	-20.7%	-30.4%	50.8%	9.2%	2.1%	10.4%	10.7%	10.1%	12.7%	35.5%	138.0%

Note: The comparison of the Fund's performance to a single market index is inappropriate because the Fund's portfolio is more concentrated, is invested in positions included in each of these indices and includes a short portfolio. The Fund's returns are likely to be more volatile and very different than the performance of any index. Past performance is not indicative of future returns. Information for the current year has not been audited and is subject to year-end audit adjustments. Performance results reflect the reinvestment of dividends and earnings and the deduction of all fees and expenses. Modified Gross Performance numbers exclude performance fees and allocations accrued but not yet payable or allocable. Net Performance numbers include performance fees and allocations accrued but not yet payable or allocable. From October 1, 1995, through March 31, 1999, the Black Bear funds were managed by Robertson Stephens Investment Management, L.P. with the same investment team that formed Eastbourne Capital. Net performance numbers for the period from January 1, 1996, through December 31, 1999, were calculated based on the capital account of a single fee paying limited partner and for the period from October 1, 1995, through December 31, 1995, are based on the capital account of a single limited partner after deducting a hypothetical management fee and profit allocation. Net performance numbers since January 1, 2000, are calculated based on the capital accounts of all fee paying limited partners taken as a whole and exclude Eastbourne employees and related persons who are not charged management or performance fees. Returns experienced by individual investors will vary depending on their date of investment. Liquidity Analysis is calculated as the number of trading days required to sell or cover shares assuming that the Black Bear Funds could, each day, trade 10% of the last 30 trading days average volume for listed stocks or 7.5% of the average daily trading volume for NASDAQ traded stocks.

August 2008 2

Long Portfolio

Top Long Positions by Size

August 31, 2008	Months Owned	% of Portfolio	% Portfolio Contribution August	YTD	Inception to Date
Amylin Pharmaceuticals	41	15.05%	-8.28%	-11.22%	-1.78%
Pain Therapeutics	51	5.21%	0.42%	-0.38%	0.76%
MGIC Investment Corp.	5	4.01%	0.89%	-0.90%	-0.90%
Hecla Mining Company	13	3.05%	-0.79%	-0.89%	-0.31%
Blacklight Power, Inc.	137	2.03%	0.00%	1.00%	0.96%
Aurora Energy Resources, Inc	25	0.76%	-0.19%	-4.73%	-3.26%
Radian Group Inc.	1	0.33%	-0.11%	-0.11%	-0.11%
Telik, Inc.	39	0.31%	-0.21%	-1.47%	-7.06%
Aquarius Platinum Limited	3	0.30%	-0.04%	-0.46%	-0.46%
Evolving Gold Corp	9	0.11%	-0.01%	-0.18%	-0.17%
Total		31.15%	-8.32%	-19.34%	
Average Dollar Weighted Market Cap.			$ 1.775 billion		

Top Long Positions by Performance Contribution

August 31, 2008	Months Owned	% of Portfolio	% Portfolio Contribution August	YTD	Inception to Date
MGIC Investment Corp.	5	4.01%	0.89%	-0.90%	-0.90%
Pain Therapeutics	51	5.21%	0.42%	-0.38%	0.76%
Advanced BioNutrition	82	0.00%	0.00%	0.00%	-0.04%
Blacklight Power, Inc.	137	2.03%	0.00%	1.00%	0.96%
Evolving Gold Corp	9	0.11%	-0.01%	-0.18%	-0.17%
Agnico-Eagle Mines Ltd	8	Closed	-0.02%	-0.44%	-0.24%
Aquarius Platinum Limited	3	0.30%	-0.04%	-0.46%	-0.46%
The PMI Group, Inc.	1	Closed	-0.05%	-0.05%	-0.05%
Radian Group Inc.	1	0.33%	-0.11%	-0.11%	-0.11%
Aurora Energy Resources, Inc	25	0.76%	-0.19%	-4.73%	-3.26%
Total		12.74%	0.89%	-6.25%	
Total Contribution of the Long Portfolio			-9.05%	-24.00%	

Closed Long Positions

Company	Months Owned	% Portfolio Contribution First Purchase	YTD	Inception to Date
Agnico-Eagle Mines Ltd	8	12/28/2007	-0.44%	-0.24%
Randgold Resources Limited	2	06/27/2008	-0.30%	-0.49%
Stillwater Mining Co	7	02/04/2008	-1.46%	-1.46%
The PMI Group, Inc.	1	08/15/2008	-0.05%	-0.05%

Bottom Long Positions by Performance Contribution

August 31, 2008	Months Owned	% of Portfolio	% Portfolio Contribution August	YTD	Inception to Date
Telik, Inc.	39	0.31%	-0.21%	-1.47%	-7.06%
Stillwater Mining Co	7	Closed	-0.27%	-1.46%	-1.46%
Randgold Resources Limited	2	Closed	-0.39%	-0.30%	-0.30%
Hecla Mining Company	13	3.05%	-0.79%	-0.89%	-0.49%
Amylin Pharmaceuticals	41	15.05%	-8.28%	-11.22%	-1.78%
Total		18.41%	-9.94%	-15.33%	
Profitable Long Positions this Month				2 of 15 (13%)	

August 2008 3

Short Portfolio

Top Short Positions by Size

August 31, 2008			% Portfolio Contribution		
Industry of Company Short	Months Short	% of Portfolio	August	YTD	Inception to Date
Trucks and Other Vehicles	1	2.04%	-0.03%	-0.03%	-0.03%
Pharmaceuticals	8	1.68%	0.42%	0.58%	0.58%
Communication Equipment	2	1.21%	-0.21%	-0.13%	-0.13%
3 short positions at month end					
Total		4.94%	0.18%	0.41%	
Average Dollar Weighted Market Cap.			$ 19.274 billion		

Top Short Positions by Performance Contribution

August 31, 2008			% Portfolio Contribution		
Industry of Company Short	Months Short	% of Portfolio	August	YTD	Inception to Date
Pharmaceuticals	8	1.68%	0.42%	0.58%	0.58%
Trucks and Other Vehicles	1	2.04%	-0.03%	-0.03%	-0.03%
Communication Equipment	2	1.21%	-0.21%	-0.13%	-0.13%
McAfee, Inc.	2	Closed	-0.28%	-0.23%	-0.23%
3 short positions at month end					
Total		4.94%	-0.10%	0.18%	
Total Contribution of the Short Portfolio			-0.10%	2.97%	

Closed Short Positions

Company	Months Short	% Portfolio Contribution		
		First Short	YTD	Inception to Date
McAfee, Inc.	2	06/23/2008	-0.23%	-0.23%

Average Dollar Weighted Market Cap. of the SPDR, Russell 2000 and QQQ market baskets is calculated using the average dollar weighed market capitalization of the component holdings.

Bottom Short Positions by Performance Contribution

August 31, 2008			% Portfolio Contribution		
Industry of Company Short	Months Short	% of Portfolio	August	YTD	Inception to Date
Pharmaceuticals	8	1.68%	0.42%	0.58%	0.58%
Trucks and Other Vehicles	1	2.04%	-0.03%	-0.03%	-0.03%
Communication Equipment	2	1.21%	-0.21%	-0.13%	-0.13%
McAfee, Inc.	2	Closed	-0.28%	-0.23%	-0.23%
3 short positions at month end					
Total		4.94%	-0.10%	0.18%	
Profitable Short Positions this Month				1 of 4 (25%)	

August 2008 4

After Tax Returns

Tax Year	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	Annualized Return
Net Pre-Tax Return	**29.3%**	**25.3%**	**51.4%**	**-6.1%**	**14.7%**	**-0.9%**	**39.8%**	**17.0%**	**24.8%**	**0.5%**	**7.0%**	**17.2%**
Tax Cost (Federal)	2.2%	6.2%	5.0%	2.0%	5.0%	3.3%	4.1%	2.9%	0.9%	1.3%	1.7%	
Net After Federal Tax Return	**27.1%**	**19.1%**	**46.4%**	**-8.0%**	**9.7%**	**-4.2%**	**35.7%**	**14.0%**	**23.9%**	**-0.9%**	**5.2%**	**14.1%**
S&P 500 Index Return	33.3%	28.6%	21.0%	-9.1%	-11.9%	-22.9%	28.7%	10.9%	4.9%	15.8%	5.5%	8.1%
Nasdaq Index Return	21.6%	39.6%	85.6%	-39.2%	-20.7%	-30.4%	50.8%	9.2%	2.1%	10.4%	10.7%	7.3%
Portion of total Net Pre-Tax Return attributable to:												11 year Attribution
Income	9%	3%	2%	29%	6%	-35%	-4%	-7%	2%	-36%	8%	2%
Short Term Gains	10%	49%	18%	-165%	60%	966%	19%	-10%	-4%	-112%	22%	15%
Dividends (Qualified)	n/a	n/a	n/a	n/a	n/a	n/a	2%	3%	1%	83%	6%	2%
Long Term Gains	0%	16%	10%	269%	40%	129%	31%	153%	31%	2213%	89%	64%
Unrealized Gains	81%	30%	70%	-234%	-6%	-1159%	52%	-38%	71%	-2048%	-26%	18%

The figures presented here represent one actual Black Bear Fund I, L.P. investor's capital account that has had no additional contributions or withdrawals since the first investment. It is presented as a representative after-tax return of a long-term stable investor. Contributions or withdrawals during the time period depicted could greatly change the taxable gains, losses and income allocated to an investor. State taxes will also decrease your return. The after-tax returns shown are subject to the limitations of the specific methodology applied. Since the investor's actual circumstances and tax rates determined after the fact may differ from the anticipated tax rates used in this process, the reported returns may not equal the actual after-tax returns for specific investors. Tax treatment depends on the date of investment in the fund. Qualified Dividends, which are determined based on the length of certain holding periods and are taxable at a lower rate than regular dividends and ordinary income beginning with the 2003 tax year, are shown separately beginning in 2003. After Federal Tax Cumulative and Compound Returns assume a reduction in capital value (withdrawal) equivalent to each year's tax liability.

We try to manage the fund in a tax efficient manner; however, our focus is first on making an acceptable, positive return. Just as we may lose money, we may not always be able to achieve tax efficient results.

Web Site - www.eastbournecapital.com

More information, including historical long/short exposure, performance attribution and sector weightings, is available by the 8th of the month at our web site.

Filings

We filed our quarterly 13F and Forms 4 and 13-D related to our sale of Amylin stock.

Personnel Changes

None

Respectfully Submitted,

Peter J. Lane

Peter J. Lane, CFA
Director of Client Services
plane@eastbournecapital.com

Interests in the Fund are not offered by this letter. Such an offer may only be made after you have received an Offering Circular concerning the Fund and have had the opportunity to discuss all matters concerning any prospective investment that you desire. This letter does not provide all information material to an investor's decision to invest in the Fund including, but not limited to, risk factors. This letter should not be construed as investment advice and should be kept confidential. This letter may not be distributed without the prior consent of Eastbourne Capital.

August 2008 5

EASTBOURNE CAPITAL MANAGEMENT, L.L.C. October Performance - Black Bear Fund I, L.P. November 5, 2008 “Someone else is selling (or killing) my stocks.” This phrase was probably repeated so often by nearly every equity manager worldwide, that it may have taken on a religious quality in the month of October. Everyone WAS selling everyone else’s stocks and the reasons were advertised in the press each morning: deleveraging; forced sales; mutual fund fiscal year-end selling; hedge fund redemptions; the impending collapse of the financial system; and good, old-fashioned fear. All of this led to the worst month for equities since the 1987 crash. Despite our significant cash position (over 50% of the fund for most of October) someone else aggressively sold our stocks as well. The result was the worst month (in by far the worst year) in our 13 year history. US equity markets were recently down 46% from their highs just one year ago and investor fear, by most sentiment measures, is as high as the 1930’s. Certainly, there is good reason for that fear. These are scary times. However, that is always the case with fear — it is highest when uncertainty is greatest and it often coincides with the creation of great opportunity. We do not know if this is one of those times, but we think we can say with some certainty that it is a terrible time to be a seller of nearly anything -especially equities. We can not simply blame the market for all of our trouble this year. We have made plenty of mistakes (and hopefully learned from them) — many of which we have chronicled in our monthly letters in the past. The question is: “What do we do now?” Most investors are continuing to raise cash. We already did that (though, clearly, judging by October’s results, it wasn’t enough cash). After losing an unacceptable amount of money earlier in the year, we raised our cash level to 65% by the end of August. In September, soon after the failure of AIG, Lehman, Fannie Mae, Freddie Mac, and the near death experience of Merrill Lynch, we began putting some of our cash to work mostly in a handful of the highest quality financial stocks who would emerge more powerful when (or if) the crisis passes. The results so far have been mixed. We have made money on some of our purchases and lost money on a few others, but the overall impact to our results has been relatively small. The portfolio was 53% long and 6% short at the end of October. If an investor has a time horizon that extends past the next month, this is a great time to be looking at and learning about new ideas. It is painfully obvious to us that we are not able to pick the bottom of the market or of individual stocks, but we are doing lots of research and are willing to put some cash to work where we see opportunity. We are more likely to look for opportunities in this environment than we are to run from them. We have vivid memories of the 1987 crash and the events surrounding that time period. We’ve been trying to compare the current period to that time, but we’re not sure if our emotional memory is up to the task. This has seemed much worse and more scary with losses that are much greater — but that may be because it is here and now and 1987 was 21 years ago. Having read dozens of books on the 1929 crash and the ensuing Great Depression, Rick recalls being so persuaded by the historic parallels that he believed the ‘87 crash would result in a 1930’s style depression. He recalls leaving his office on the night of October 19th, 1987 and being convinced that he’d see people lining up at the local banks all demanding their money. (It turns out that he was about 20 years early with that call.) Thankfully, he was wrong and he learned a number of important lessons from that period: 1. Don’t get too caught up in the minute to minute events. Watching or reading the news is addicting at a time when history is being made, but it isn’t particularly useful in investing. It will only muddle your thinking. 2. There are lots of people who are very bright and very persuasive and they will give very compelling arguments about how events will play out from here. They will speak as if they already have the answers. We learned in 1987 that they don’t. It is worthwhile to listen to the thinking of others but not to take it too seriously. The fact is that none of us knows how events will play out from here. We are all making informed guesses based on our biases and our experience. 3. At times like this, it is most important to keep your sanity and try to maintain a level head. It is hard to do. Constant daily upheaval takes an enormous emotional toll and you need to find a way to keep your emotional resiliency. We know ourselves better now than in 1987 or even 2000. We are reading a lot of things unrelated to the markets directly, and making time to just think. You simply can’t make good decisions when you are mentally wiped out. 4. It is most important to remember that times like these are fraught with tremendous risks (many, by definition, are unknown risks) but times like these often also present great opportunity. One should not turn a blind eye to 1101 Fifth Avenue Suite 370 • San Rafael, CA 94901 Telephone (415) 448-1200 • Fax: (415) 448-1201

them. Rick has many regrets about his 1987 blindness. This time, he wants to be in a position to benefit from the panic of others without taking unnecessary and stupid risks

5. It is also important to keep in mind that the pain is being felt around the world by more people than any of us can imagine. Everyday there are more heartbreaking stories about business failures and personal tragedy. What we have learned is that most of us are in the same boat at times like these. Some are in much deeper water than others. Some have already drowned.

People are waiting for the bottom, waiting for things to get better, waiting for certainty, or just waiting. Bearishness is at 20 year highs and volatility is the highest in more than 50 years. Expectations are as low as we have ever seen. The headlines tell us everyday how bad it is right now. The market and investing has never been about now, it is always about the future.

People are afraid. We are not immune to fear, but when everyone is fearful, it is probably time to remember that the markets' other primary emotion – greed- will return. We have bought stocks and are more likely than not to continue slowly buying stocks in the next few months. Events are moving faster than people have the ability to absorb. The key to making good decisions now is to keep your sanity, be thoughtful, slow down. We are very well positioned to recover if there is a relief from the selling. We still have a lot of cash, but we now own enough very high quality companies (like GE, JPM, WFC, BAC, USB, etc.) that we should be in a good position to bounce back. Also, there are lots of very interesting ideas at prices we had never dreamt. We will probably take advantage of some of them, if and when confidence in the financial system begins to increase.



1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
Cumulative Net Return
Black Bear Fund I, L.P.
S&P 500 Index
NASDAQ Index
614%
107%
72%
Annual Compound Return Black Bear S&P 500
12 Months .... (35.23%) (36.19%)
3 Years .... (7.98%) (5.26%)
5 Years 2.58% 0.23%
Since Inception(10/1/95) 16.22% 5.72%
Trailing 36 month correlation to: S&P 500 Index, 56.7% NASDAQ Index, 54.8%
Sep-95
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Oct-08

Performance	Net	Modified Gross
October	**(15.24%)**	(15.24%)
Long Portfolio		(15.95%)
Short Portfolio		0.74%
Year to Date	**(33.54%)**	(33.54%)
Long Portfolio		(37.25%)
Short Portfolio		4.20%

Assets	(as of 11/1/2008)
Fund Size	$ 536 million
Total Black Bear Assets	$ 2,052 million
Total Employee Assets	$ 200 million

Liquidity Trading days to liquidate positions as % of total Black Bear assets



0%
20%
40%
60%
80%
100%
Trading Days
0 to 30 Days
39.5%
42.0%
31 to 60 Days
5.3%
61 to 90 Days
0.5%
> 90 Days
4.8%
Private
2.3%
Long Positions
Short Positions
Cash

Monthly Net Returns

	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08	Oct-08	Year to Date
Black Bear Fund I, L.P.	-1.2%	-1.4%	-6.3%	3.5%	-3.1%	-4.4%	7.5%	-11.0%	0.4%	-9.1%	-0.1%	-15.2%	**-33.5%**
S&P 500 Index	-4.2%	-0.7%	-6.0%	-3.2%	-0.4%	4.9%	1.3%	-8.4%	-0.8%	1.4%	-9.0%	-16.8%	**-32.9%**
NASDAQ Index	-6.8%	-0.3%	-9.9%	-4.8%	0.4%	5.9%	4.7%	-9.1%	1.5%	1.9%	-12.0%	-17.7%	**-35.0%**

	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08	Oct-08	Dollar Weighted Beta
Long Exposure	83%	82%	97%	100%	104%	94%	79%	52%	47%	31%	46%	53%	1.09
Short Exposure	69%	13%	47%	46%	23%	15%	16%	12%	8%	5%	7%	6%	0.83
Net Exposure	14%	70%	50%	54%	81%	80%	64%	40%	39%	26%	39%	47%	(as of 10/31/08)

Annual Net Returns / **Total Return**

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2 Years	3 Years	5 Years	Inception to Date
Black Bear Fund I, L.P.	25.3%	51.4%	-6.1%	14.5%	-0.9%	39.8%	17.0%	24.7%	0.3%	7.1%	-33.6%	-22.1%	13.5%	**614.3%**
S&P 500 Index	28.6%	21.0%	-9.1%	-11.9%	-22.9%	28.7%	10.9%	4.9%	15.8%	5.5%	-26.9%	-15.0%	1.2%	**106.9%**
NASDAQ Index	39.6%	85.6%	-39.2%	-20.7%	-30.4%	50.8%	9.2%	2.1%	10.4%	10.7%	-26.4%	-17.3%	-8.1%	**72.4%**

Note: The comparison of the Fund's performance to a single market index is inappropriate because the Fund's portfolio is more concentrated, is invested in positions included in each of these indices and includes a short portfolio. The Fund's returns are likely to be more volatile and very different than the performance of any index. Past performance is not indicative of future returns. Information for the current year has not been audited and is subject to year-end audit adjustments. Performance results reflect the reinvestment of dividends and earnings and the deduction of all fees and expenses. Modified Gross Performance numbers exclude performance fees and allocations accrued but not yet payable or allocable. Net Performance numbers include performance fees and allocations accrued but not yet payable or allocable. From October 1, 1995, through March 31, 1999, the Black Bear funds were managed by Robertson Stephens Investment Management, L.P. with the same investment team that formed Eastbourne Capital. Net performance numbers for the period from January 1, 1996, through December 31, 1999, were calculated based on the capital account of a single fee paying limited partner and for the period from October 1, 1995, through December 31, 1995, are based on the capital account of a single limited partner after deducting a hypothetical management fee and profit allocation. Net performance numbers since January 1, 2000, are calculated based on the capital accounts of all fee paying limited partners taken as a whole and exclude Eastbourne employees and related persons who are not charged management or performance fees. Returns experienced by individual investors will vary depending on their date of investment. Liquidity Analysis is calculated as the number of trading days required to sell or cover shares assuming that the Black Bear Funds could, each day, trade 10% of the last 30 trading days average volume for listed stocks or 7.5% of the average daily trading volume for NASDAQ traded stocks.

October 2008 2

Long Portfolio Mortgage Insurance MGIC was recently removed from the S&P 500 index as of October 30th, which pressured the stock (made it plummet) in the last week of October as index funds were forced to liquidate the position. We experienced the effect of similar index rebalancing programs in June 2000. MGIC reported Q3 results this month. The company lost a better than expected $0.97 per share. As expected, delinquencies increased, but losses increased less than analysts anticipated as delinquencies shifted from high balance non-conforming loans to lower balance conforming mortgages (a trend that is likely to continue in the coming quarters). MGIC is selling for less than $4 with more than $21 in book value, which we expect will decline a little further from here, but ultimately bottom somewhere between $17 and $20 per share. In an effort to keep people in their homes, Bank of America and JP Morgan have each announced plans to renegotiate about 400,000 loans related to their acquisitions of Countrywide and Washington Mutual (we suspect that after their acquisition of Wachovia is complete, Wells Fargo will soon follow). About 1/3rd of these loans are already delinquent. MGIC insures about 100,000 of these loans, of which approximately 30,000 are already delinquent. Renegotiating the terms of these loans is likely to “cure” 14,000 to 20,000 of them and could reverse $300 million to $600 million of losses at MGIC alone, which would bring $2 to $5 per share in reserves back onto their balance sheet. If Wells Fargo does the same and the FDIC enacts a plan to help 3 million home owners, then MGIC and other mortgage insurers could be profitable even before the end of next year.  To free up capital to meet the increasing demand for mortgage insurance, we expect MGIC might obtain reinsurance on its older more stable books of business through the private markets. MGIC has proposed that the “Treasury should use its authority to consider transactions which would free up capital for private mortgage insurers to insure new business in support of Fannie Mae, Freddie Mac and the Federal Home Loan Bank system.” MGIC suggested the government guarantee some of a mortgage insurer’s business or the transfer or sharing of rights. Deloitte & Touche has made a similar recommendation to TARP saying Treasury should “ ... take over the policies on mortgages that fall within its program. This would entail a transfer of any reserves accumulated against those policies as well as future premiums. Thus the PMIs [private mortgage insurers] would have a one-time opportunity to clean up their own balance sheets, and remain viable to write future business.” Freeing up capital for expanded new underwriting would also take pressure and mounting risk off of the federally owned FHA, which is now writing 70% of all mortgage insurance, up from 15% a year ago. FHA guarantees 100% of a mortgage that is then packaged into Ginnie Mae securities versus private mortgage insurers who typically only take the first 25% of the risk. Because of its government mandated non-market based pricing, FHA is experiencing disproportionate adverse selection by higher risk lower FICO score borrowers. Acquiring private mortgage insurance policies might also give the government a freer hand in renegotiating problem loans for homeowners. Whether it is individual bank settlements, TARP funds or foreclosure moratoriums (as advocated by various politicians and recently announced by JP Morgan), the government and banks want to prevent foreclosures. MGIC and the other mortgage insurance companies we own, Radian and Old Republic, could benefit substantially. Amylin In early November, Amylin received notice from the FDA that their IV/IVC bioequivalence study for Byetta LAR was not accepted. We had expected that the IV/IVC study would accelerate LAR’s filing timeline and that the LAR New Drug Application would be filed in 2008, implying that the drug would be on the market in 2009. While Amylin’s guidance called for a “by mid-2009” filing, our research had indicated that an earlier filing was more likely. We were clearly wrong about the timing as we have been about script growth and other investors’ expectations. Our investment in Amylin has been responsible for over ½ of this year’s losses. The longer filing and commercialization time line does not change the likelihood of approval but obviously impacts the present value of the company. We still expect Amylin will receive monotherapy approval for Byetta and to have a revised label without a black box warning by the end of the year. Byetta also was recently added to the ADA’s list of treatment guidelines. Amylin is selling for a little over 1 times sales. They have $930 million of cash (Lilly just paid Amylin $125 million for the rights to market LAR outside of the United States), $125 million of short term debt, $100 million due 2011 and $575 million due 2014. We recently filed an updated Schedule 13-D reflecting our increased activism and including the possibility of enhancing shareholder value through exploring the sale of the company.

Pain Therapeutics

In June, Pain Therapeutics filed their New Drug Application for their pain relief drug Remoxy with the FDA. The drug was granted fast tract approval status. The FDA will convene an advisory panel meeting to review Remoxy on November 13th. We expect the panel to be favorably disposed toward Remoxy because of its abuse resistant properties when compared with OxyContin. The final FDA decision on Remoxy is scheduled for December and the drug could be on the market as soon as January. A patent lawsuit from Perdue Pharma, the maker of OxyContin, challenging the time release technology and profile is expected after Remoxy is approved. Perdue Pharma has already submitted two citizen's petitions with the FDA against Remoxy, one of which has been dismissed and the other, recently filed, is pending. Our research and calls with pharmaceutical sources who helped develop Remoxy's time release gel point toward a lawsuit being resolved relatively quickly in favor of Pain Therapeutics. Pain Therapeutic's partner, King Pharmaceuticals, absorbs all litigation costs with regard to Remoxy.

Pain Therapeutic's market capitalization of $366 million reflects the uncertainty surrounding the FDA's decision and a fear that Remoxy infringes on patents relating to OxyContin. Remoxy, as a less abusable form of Oxycodone, is likely to displace Perdue Pharma's OxyContin and generate sales of a few billion dollars, of which Pain would receive a 15% to 20% royalty.

Top Long Positions by Size

October 31, 2008	Months Owned	% of Portfolio	% Portfolio Contribution October	YTD	Inception to Date
Amylin Pharmaceuticals	43	8.63%	-7.17%	-18.58%	-9.92%
General Electric Co.	1	7.70%	-1.06%	-1.06%	-1.06%
Pain Therapeutics	53	6.28%	-0.37%	-0.51%	0.62%
Wells Fargo & Co.	2	4.11%	-0.13%	0.13%	0.13%
JPMorgan Chase & Co.	1	4.02%	0.00%	0.19%	0.19%
Merrill Lynch & Co., Inc.	2	3.85%	-1.05%	-0.45%	-0.45%
Old Republic International Co	2	3.26%	-0.95%	-0.63%	-0.63%
Goldman Sachs Group Inc.	1	3.24%	-0.81%	-0.80%	-0.80%
U.S. Bancorp	2	3.05%	-0.54%	-0.32%	-0.32%
Blacklight Power, Inc.	139	2.50%	0.00%	1.00%	0.96%
Total		46.64%	-12.07%	-21.03%	
Average Dollar Weighted Market Cap.			$ 61.551 billion		

Top Long Positions by Performance Contribution

October 31, 2008	Months Owned	% of Portfolio	% Portfolio Contribution October	YTD	Inception to Date
JPMorgan Chase & Co.	1	4.02%	0.00%	0.19%	0.19%
Blacklight Power, Inc.	139	2.50%	0.00%	1.00%	0.96%
Evolving Gold Corp	11	0.04%	-0.04%	-0.24%	-0.24%
Aurora Energy Resources, Inc	27	0.45%	-0.11%	-5.09%	-3.62%
Wells Fargo & Co.	2	4.11%	-0.13%	0.13%	0.13%
Telik, Inc.	41	0.14%	-0.20%	-1.67%	-7.25%
Radian Group Inc.	3	0.79%	-0.26%	-0.23%	-0.23%
Pain Therapeutics	53	6.28%	-0.37%	-0.51%	0.62%
U.S. Bancorp	2	3.05%	-0.54%	-0.32%	-0.32%
Bank of America Corp.	2	1.59%	-0.61%	-0.23%	-0.23%
Total		22.96%	-2.26%	-6.98%	
Total Contribution of the Long Portfolio			-15.95%	-37.25%	

Closed Long Positions

Company	Months Owned	% Portfolio Contribution First Purchase	YTD	Inception to Date

Bottom Long Positions by Performance Contribution

October 31, 2008	Months Owned	% of Portfolio	% Portfolio Contribution October	YTD	Inception to Date
Hecla Mining Company	15	1.38%	-1.03%	-2.93%	-2.37%
Merrill Lynch & Co., Inc.	2	3.85%	-1.05%	-0.45%	-0.45%
General Electric Co.	1	7.70%	-1.06%	-1.06%	-1.06%
MGIC Investment Corp.	7	2.36%	-1.63%	-3.21%	-0.49%
Amylin Pharmaceuticals	43	8.63%	-7.17%	-18.58%	-9.92%
Total		23.92%	-11.93%	-26.23%	
Profitable Long Positions this Month			1 of 17 (5%)		

October 2008 4

Short Portfolio

We covered 2 of our short positions this month and added significantly to our discount retailer short.

Polycom, Inc. (+0.42% contribution to the portfolio since first short on 6/23/2008) reported Q3 results. The company missed sales expectations, but had improved profit margins. We had expected that larger deal sizes would lead to lower profit margins and lumpier missed quarters. While we never believed the "high oil prices will lead to more video conferencing" promote, the company lowered sales and earnings guidance for reasons other than we expected. We made money on the short thanks to high expectations, a weak economy and a weak market. The stock was down on lowered expectations. We covered the position.

PACCAR Inc. (+0.98% contribution to the portfolio since first short on 07/10/2008) was first shorted when we were alerted to increasing truck repossessions. We also did not believe that European sales, which account for 60% of their revenue, would continue to grow when European truck manufacturers were universally complaining about slowing demand of up to -30%. The stock declined into the mid $20's just prior to their Q3 earnings release on market weakness and the realization that European economic weakness would reduce sales below expectations. The market appeared to agree with our short thesis and had priced the stock appropriately, so we covered the position just before they reported Q3 results.

Top Short Positions by Size

October 31, 2008			% Portfolio Contribution		
Industry of Company Short	Months Short	% of Portfolio	October	YTD	Inception to Date
Retailing	2	3.61%	-0.12%	-0.09%	-0.09%
Pharmaceuticals	10	2.60%	-0.07%	0.66%	0.66%
2 short positions at month end					
Total		6.21%	-0.19%	0.57%	
Average Dollar Weighted Market Cap.			$ 16.179 billion		

Top Short Positions by Performance Contribution

October 31, 2008			% Portfolio Contribution		
Industry of Company Short	Months Short	% of Portfolio	October	YTD	Inception to Date
PACCAR Inc	3	Closed	0.68%	0.98%	0.98%
Polycom, Inc.	4	Closed	0.26%	0.42%	0.42%
Pharmaceuticals	10	2.60%	-0.07%	0.66%	0.66%
Retailing	2	3.61%	-0.12%	-0.09%	-0.09%
2 short positions at month end					
Total		6.21%	0.74%	1.97%	
Total Contribution of the Short Portfolio			0.74%	4.20%	

Closed Short Positions

Company	Months Short	First Short	YTD	Inception to Date
		% Portfolio Contribution		
PACCAR Inc	3	07/10/2008	0.98%	0.98%
Polycom, Inc.	4	06/23/2008	0.42%	0.42%

Bottom Short Positions by Performance Contribution

October 31, 2008			% Portfolio Contribution		
Industry of Company Short	Months Short	% of Portfolio	October	YTD	Inception to Date
PACCAR Inc	3	Closed	0.68%	0.98%	0.98%
Polycom, Inc.	4	Closed	0.26%	0.42%	0.42%
Pharmaceuticals	10	2.60%	-0.07%	0.66%	0.66%
Retailing	2	3.61%	-0.12%	-0.09%	-0.09%
2 short positions at month end					
Total		6.21%	0.74%	1.97%	
Profitable Short Positions this Month				2 of 4 (50%)	

October 2008 5

After Tax Returns

Tax Year	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	Annualized Return
Net Pre-Tax Return	**29.3%**	**25.3%**	**51.4%**	**-6.1%**	**14.7%**	**-0.9%**	**39.8%**	**17.0%**	**24.8%**	**0.5%**	**7.0%**	**17.2%**
Tax Cost (Federal)	2.2%	6.2%	5.0%	2.0%	5.0%	3.3%	4.1%	2.9%	0.9%	1.3%	1.7%	
Net After Federal Tax Return	**27.1%**	**19.1%**	**46.4%**	**-8.0%**	**9.7%**	**-4.2%**	**35.7%**	**14.0%**	**23.9%**	**-0.9%**	**5.2%**	**14.1%**
S&P 500 Index Return	33.3%	28.6%	21.0%	-9.1%	-11.9%	-22.9%	28.7%	10.9%	4.9%	15.8%	5.5%	8.1%
Nasdaq Index Return	21.6%	39.6%	85.6%	-39.2%	-20.7%	-30.4%	50.8%	9.2%	2.1%	10.4%	10.7%	7.3%
Portion of total Net Pre-Tax Return attributable to:												11 year Attribution
Income	9%	5%	2%	29%	6%	-35%	-4%	-7%	2%	-36%	8%	2%
Short Term Gains	10%	49%	18%	-165%	60%	966%	19%	-10%	-4%	-112%	22%	15%
Dividends (Qualified)	n/a	n/a	n/a	n/a	n/a	n/a	2%	3%	1%	83%	6%	2%
Long Term Gains	0%	16%	10%	269%	40%	129%	31%	153%	31%	2213%	89%	64%
Unrealized Gains	81%	30%	70%	-234%	-6%	-1159%	52%	-38%	71%	-2048%	-26%	18%

The figures presented here represent one actual Black Bear Fund I, L.P. investor's capital account that has had no additional contributions or withdrawals since the first investment. It is presented as a representative after-tax return of a long-term stable investor. Contributions or withdrawals during the time period depicted could greatly change the taxable gains, losses and income allocated to an investor. State taxes will also decrease your return. The after-tax returns shown are subject to the limitations of the specific methodology applied. Since the investor's actual circumstances and tax rates determined after the fact may differ from the anticipated tax rates used in this process, the reported returns may not equal the actual after-tax returns for specific investors. Tax treatment depends on the date of investment in the fund. Qualified Dividends, which are determined based on the length of certain holding periods and are taxable at a lower rate than regular dividends and ordinary income beginning with the 2003 tax year, are shown separately beginning in 2003. After Federal Tax Cumulative and Compound Returns assume a reduction in capital value (withdrawal) equivalent to each year's tax liability.

We try to manage the fund in a tax efficient manner; however, our focus is first on making an acceptable, positive return. Just as we may lose money, we may not always be able to achieve tax efficient results.

Web Site - www.eastbournecapital.com

More information, including historical long/short exposure, performance attribution and sector weightings, is available by the 8th of the month at our web site.

Open/Closed Status

Open.

Filings

We filed new Form SH related to our short positions.

Personnel Changes

None

Respectfully Submitted,

Peter J. Lane

Peter J. Lane, CFA
Director of Client Services
plane@eastbournecapital.com

Interests in the Fund are not offered by this letter. Such an offer may only be made after you have received an Offering Circular concerning the Fund and have had the opportunity to discuss all matters concerning any prospective investment that you desire. This letter does not provide all information material to an investor's decision to invest in the Fund including, but not limited to, risk factors. This letter should not be construed as investment advice and should be kept confidential. This letter may not be distributed without the prior consent of Eastbourne Capital.

October 2008 6